

VIA FACSIMILE AND U.S. MAIL

August 29, 2008

Mr. George E. Kazantzis
President and Principal Financial Officer
Envirokare Tech, Inc.
641 Lexington Avenue, 14ᵗʰ Floor
New York, New York 10022

      RE: Envirokare Tech, Inc.
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Form 10-Q for Fiscal Quarter Ended June 30, 2008
              File No. 0-26095

Dear Mr. Kazantzis:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis

Results of Operations

2. Given that revenues increased from the year ended December 31, 2006 to the year ended December 31, 2007, please clearly explain why gross profit decreased during this period. Please also disclose which statement of operations line item includes idle facility costs as well as how you arrived at the amount to characterize as idle facility costs.

Item 8A. Controls and Procedures

3. Please clearly disclose whether or not you determined your internal controls over financial reporting to be effective. Refer to Item 308(a)(3) of Regulations S-K.

Financial Statements

Statements of Operations, page F-4

4. Please tell us supplementally and disclose the components and related amounts included in the other income line item for each period your statement of operations is presented. To the extent material, discuss changes in the components of this line item in Management's Discussion and Analysis.

Statement of Stockholders' Equity, page F-5

5. Please tell us and disclose the facts and circumstances that resulted in your recording adjustments to additional paid in capital related to the beneficial conversion feature of $305,590 in fiscal 2006 and $(47,733) in fiscal 2007. Please cite the accounting literature used to support your conclusion, including EITF 98-5.

Note 1 – Organization, Description of Business and Basis of Presentation

Conventional Convertible Debentures

6. Please disclose and confirm that you allocate proceeds from the convertible notes or securities to warrants based on the relative fair value of the two securities at the time of issuance. See paragraph 16 of APB 14.

Note 2 – Summary of Accounting Policies

Revenue Recognition

7. Please disclose whether you have recorded any revenues related to research and development arrangements. Please tell us how your accounting of these arrangements, if applicable, complies with SFAS 68 and correspondingly provide the disclosures required by paragraph 14 of SFAS 68.

Cost of Sales

8. You state that cost of sales consist of the cost of products sold, commissions and inbound shipping charges, net of freight recovered from customers. Please help us understand how your presentation of freight charges billed to customers complies with EITF 00-10.

Note 3 – Marketable Securities

9. You disclosed that the unrealized loss for the year ended December 31, 2007 was $288,228 and the unrealized gain for the year ended December 31, 2006 was $21,548. However, you indicate that these amounts have not been included in the trading securities account as of those respective periods. Please tell us how you determined that it was appropriate not to include these amounts in the trading securities account.

Note 5 – Property and Equipment

10. During the year ended December 31, 2007, LRM sold an in-line extruder, a production press and a forklift recognizing a loss on sale of these assets of $85,962. We note that you included your loss on sale of assets in other income (expenses). Please help us understand how you determined it was appropriate to exclude the gain (loss) on sale of assets line item from your determination of loss from operations in accordance with 45 of SFAS 144. In a similar manner, please address the appropriateness of excluding the loss on impairment from your determination of loss from operations.

Note 6. Intangible Assets

11. You determined that the carrying value of your intangible assets is fully recoverable. You state elsewhere that you are marketing the TPF ThermoPlastic Flowforming™ technology to various potential clients with the intent of establishing product development agreements, with the agreements to include provisions for manufacturing and marketing successfully developed products. You expect to realize licensing fee revenues in the near future. Your disclosures indicate that you have still not recorded revenues related to this technology.

Please clarify. Please disclose how you concluded that the carrying value of the patents are fully recoverable based on the guidance of SFAS 142.

Note 7 – Convertible Debentures, Conventional Convertible Debentures and Notes Payable to Shareholders

12. You indicate that you used the assumptions of an 8 percent and 9 percent interest rate, volatility of 75 percent and a two year period to calculate the beneficial conversion value for your stock that may be acquired upon conversion of principal debt and interest accrued. Please tell us how you determined that it was appropriate to use a Black-Scholes calculation to determine the fair value of your beneficial conversion feature. Please tell us what consideration you gave to EITF 98-5 in calculating your beneficial conversion feature. Please provide us with the calculation to show how you determined the amount that should be allocated to the beneficial conversion feature.

Note 8 – Long-Term Debt

13. Your loan maturities for each of the five years following December 31, 2007 of $10,371,643 do not agree with your total long-term debt of $9,737,773, plus the current portion of long-term debt at December 31, 2007. Please advise or revise your disclosure accordingly.

14. Please clearly identify which amounts in your summary of long-term debt reflect the amounts owed to ECC and NCI.

15. Your disclosures in Note 2 indicate that you accounted for the equipment loan agreements entered into with SunTrust Bank as capital leases. Please clarify who the equipment was acquired from and how you determined it was appropriate to account for these agreements as a lease based on the guidance of paragraph 1 of SFAS 13.

Note 13 – Commitments and Contingencies

Operating Lease Agreements

16. You indicate that LRM leased facilities with initial monthly rents of $11,667 through May 2007, with the monthly rents increased to $21,264 beginning June 1, 2007.   Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended

by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Litigation

17. In connection with the settlement agreement with Mr. Pappas, you agreed to a $200,000 credit in connection with his future exercise of options and warrants held in his name. Please tell us how you accounted for this credit related to options and warrants held by Mr. Papas. Please cite the accounting literature used to support your conclusions, including SFAS 123(R).

Exhibits 31.1 and 31.2

18. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

General

19. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief